Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-200718

Ashford Hospitality Prime, Inc.

5.50% Series B Cumulative Convertible Preferred Stock

(Liquidation Preference $25.00 per share)

Pricing Term Sheet

March 2, 2017

Issuer:	Ashford Hospitality Prime, Inc.

Security:	5.50% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”)

Size:	1,975,000 shares (2,271,250 shares if the underwriters’ option to purchase additional shares is fully exercised)

Shares outstanding after this offering:	4,865,850 shares (5,162,100 shares if the underwriters’ option to purchase additional shares is fully exercised)

Maturity date:	Perpetual (unless redeemed by the Issuer)

Trade date:	March 3, 2017

Expected settlement date:	March 7, 2017 (T+2)

Liquidation preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend:

5.50% of the $25.00 liquidation price (or $1.375 per share) per annum (dividends on the shares issued in this offering will accrue and be cumulative from January 15, 2017, when, as and if declared by the Issuer’s board of directors out of legally available funds for such purpose)

Dividend payment dates:	January 15, April 15, July 15 and October 15, beginning April 15, 2017

Dividend penalty rate:	+2.0% per annum if dividends are unpaid for six or more quarterly dividend periods. Effective until all accumulated and accrued dividends have been paid in full.

Public offering price:	$20.19 per share; $39,875,250 total (not including the underwriters’ option to purchase additional shares) (including accrued and unpaid dividends from January 15, 2017)

Accrued dividends:	$0.19 per share

Yield (including accrued dividend):	6.809%

Yield (excluding accrued dividend):	6.875%

Underwriting discount:	$0.635985 per share; $1,256,070 total (not including the underwriters’ option to purchase additional shares)

Optional redemption:

On or after June 11, 2020, the Issuer may redeem the Series B Preferred Stock, in whole or in part, for a cash redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends.

On or prior to the occurrence of a Change of Control, the Issuer may redeem the shares for $25.00 per share in cash plus a Make-Whole Premium (as defined below). See the preliminary prospectus supplement dated March 1, 2017 (the “Preliminary Prospectus Supplement”) for details.

General conversion right:

Each share of Series B Preferred Stock will be convertible at any time at the option of the holder into that number of shares of the Issuer’s common stock at an initial conversion price equal to $18.90 (which represents an initial conversion rate of 1.3228 shares of common stock), as may be subject to adjustment.

Mandatory conversion feature:

At any time, if the Issuer’s common stock equals or exceeds 110% of the applicable conversion price for 45 consecutive trading days, the Issuer has the option to mandatorily convert all or part of the Series B Preferred Stock into common stock of the Issuer at the then applicable conversion ratio. In the event of a mandatory conversion, holders will be entitled to a make-whole payment.

Change of control conversion rights:

On or prior to the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right to convert some or all of its shares into a number of shares of the Issuer’s common stock per share equal to the lesser of:

(1)  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accumulated, accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date and prior to the corresponding dividend payment date, in which case no additional amount for such accumulated, accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price; and

(2)  3.2216 share cap, as may be subject to adjustment.

See the Preliminary Prospectus Supplement for details.

Change of control make-whole premium:

In the event a Change of Control occurs prior to June 11, 2019 and either:

(1)   the Issuer exercises its Special Optional Redemption Right; or

(2)   the holder elects to convert its shares by exercising the Change of Control Conversion Right,

then the Issuer will pay such holder, in cash, a make-whole premium equal to the present value, computed using a discount rate of 5.50% per annum compounded quarterly, of all dividend payments on such shares of Series B Preferred Stock for all remaining dividend periods (excluding any accumulated dividend amount) from the date of such exercise up to, but excluding, June 11, 2019. See the Preliminary Prospectus Supplement for details.

Use of proceeds:

The Issuer expects to receive net proceeds from this offering of approximately $38.3 million (approximately $44.1 million if the underwriters exercise their option to purchase additional shares of Series B Preferred Stock in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, from the sale of Series B Preferred Stock hereby. The Issuer expects to use the net proceeds from this offering, together with the net proceeds received from any exercise by the underwriters of their option to purchase additional shares of Series B Preferred Stock and the net proceeds from its concurrent public offering of common stock, for general corporate purposes, including to fund future acquisitions, which may include the Issuer’s recently announced potential acquisitions, if such acquisitions are consummated.

Joint book-running managers:	UBS Securities LLC Morgan Stanley & Co. LLC FBR Capital Markets & Co.

Co-managers:	Robert W. Baird & Co. Incorporated Janney Montgomery Scott LLC JMP Securities LLC William Blair & Company, L.L.C.

Listing:	NYSE: AHP PR B

CUSIP/ISIN:	044102 507 / US0441025071

This communication is intended for the sole use of the person to whom it is provided by us.  This communication does not constitute an offer to sell the Series B Preferred Stock and is not soliciting an offer to buy the Series B Preferred Stock in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including the preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: UBS Securities LLC toll-free at 1-888-827-7275; or Morgan Stanley & Co. LLC toll-free at 1-866-718-1640 or email: prospectus@morganstanley.com.

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